[WELLS FARGO ADVANTAGE FUNDS LETTERHEAD]

  Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

MAC A0102-120

San Francisco, CA  94105

February 24, 2012

Writer’s Direct Dial Number

                                                                                                                                                                      (617) 210-3662

Via EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Withdrawal of Post-Effective Amendment on Form N-1A
       Accession Number: 0000907244-12-000110 (File No.: 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485BPOS on February 23, 2012 (the "Registration Statement") for Wells Fargo Funds Trust (the "Trust"). The filing was Post-Effective Amendment No. 231.

The XBRL filing of Form 485BPOS for the Trust was incomplete. We will be replacing Post-Effective Amendment No. 231 on February 24, 2012.

Please direct all inquiries to Brian Montana, Esq. at 617-210-3662.

                                                                                                                Very truly yours,

                                                                                                                \s\ Brian Montana

                                                                                                                Brian Montana